Exhibit 99(a)


CNF TRANSPORTATION INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

                                                    Nine Months Ended
                                                       September 30,
                                                  2000             1999
Fixed Charges:
  Interest Expense                          $    22,817      $    21,300
  Capitalized Interest                            3,573            3,887
  Dividend Requirement on Series B
     Preferred Stock [1]                          8,121            8,275
  Interest Component of
     Rental Expense [2]                          37,609           34,591
                                            $    72,120      $    68,053

Earnings:
  Income from Continuing Operations
     before Taxes                           $   195,680      $   234,544
  Fixed Charges                                  72,120           68,053
     Capitalized Interest                        (3,573)          (3,887)
     Preferred Dividend Requirements [3]         (8,121)          (8,275)
                                            $   256,106      $   290,435

Ratio of Earnings to Fixed Charges:                 3.6 x            4.3 x


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]   Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of Income from Continuing Operations before Taxes.